

October 28, 2020

Howard W. Lutnick
Chairman and Chief Executive Officer
CF Finance Acquisition Corp. III
110 East 59th Street
New York, NY 10022

> **Re: CF Finance Acquisition Corp. III**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 21, 2020**
> **File No. 333-249367**

Dear Mr. Lutnick:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Risk Factors
Our warrant agreement will designate the courts of the State of New York or the United States District Court for the Southern District..., page 57

1. We note that your disclosure regarding the exclusive forum provision in your warrant agreement does not appear to be consistent with the form of warrant agreement filed as Exhibit 4.4 with respect to the courts selected as exclusive forum, and the courts identified with respect to the consent to jurisdiction. Please revise your prospectus disclosure or your form of warrant agreement to address this discrepancy.

You may contact Jenifer Gallagher, Staff Accountant, at 202-551-3706 or John Cannarella, Staff Accountant, at 202-551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Stuart Neuhauser, Esq.